# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### June 23, 2008

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

**Pericom Semiconductor Corporation**

**File No. 0-27026 - CF#22059**

_____

     Pericom Semiconductor Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 8-K/A filed on May 5, 2008.

     Based on representations by Pericom Semiconductor Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

          Exhibit 10.1             through May 6, 2018

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Perry Hindin
Special Counsel